FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER
                                                    0-22911
                                                    -------

                                                    CUSIP NUMBER
                                                    843803 10 7
                                                    -----------

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 1999
                       -----------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: The Form 10-KSB is being filed contemporaneously herewith except that all financial and related information for the last year, including: (i) Item 6; (ii) Item 7; and (iii) the financial information in the Financial Data Schedule; will be filed by amendment.

Part I--Registrant Information

     Full Name of Registrant: Southern Security Bank Corporation

     Former Name if Applicable:

     1000 Brickell Avenue, Suite 900
     -------------------------------
     Address of Principal Executive Office (Street and Number)

     Miami, Florida 33131
     -------------------------------
     City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

All  of  the  Form  10-KSB  except  portions   containing   financial  statement
information is being filed contemporaneously with this filing. The Form 10-KSB financial statement information for the period ended December 31, 1999 could not be filed within the prescribed time period because the required audit for the Company's financial statements is not yet complete.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Ward B. Hinkle                      (716)                   856-4000
--------------------------------------------------------------------------------
       (Name)                          (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes     [X] No

                    Southern Security Bank Corporation
-----------------------------------------------------------------------
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 3000                       By:/s/Floyd D. Harper
      --------------                          -----------------------
                                              Name:  Floyd D. Harper
                                              Title: Vice President
                                                     Chief Executive Officer

                             McGLADREY & PULLEN, LLP

                  Certified Public Accountants and Consultants

To the Board of Directors and Stockholders
Southern Security Bank Corporation and Subsidiary
Hollywood, Florida

We are unable to furnish an opinion on or before March 30, 2000, on the financial statements of Southern Security Bank Corporation and Subsidiary as of December 31, 1999 and 1998 and for the years then ended, because additional time is needed to complete audit fieldwork.

                                               /S/ McGladrey & Pullen, LLP

Fort Lauderdale, Florida
March 30, 2000

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-KSB

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

   [ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                For the transition period from ______ to ________

                         Commission File Number: 0-22911

                       SOUTHERN SECURITY BANK CORPORATION
             (Exact name of registrant as specified in its charter)

                                    Delaware
                 (State or other jurisdiction of incorporation)

                                   65-0325364
                        (IRS Employer Identification No.)

   1000 Brickell Avenue Suite 900 Miami, Florida                33131
     (Address of principal executive offices)                 (Zip Code)

        Registrant's telephone number, including area code (954) 985-3900

           Securities registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, $.01 par value
                               Title of each class

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X   No
   ---    ---

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements, incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ X ]

State issuer's revenues for the most recent fiscal year $1,664,979

State the aggregate market value of the voting and non voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as a specified date within the past 60 days: - - There is no public market for the registrant's common equity. Based solely upon the offering price in certain private sales of the registrant's common equity made within the last 90 days, the approximate market value of common equity held by non affiliates as of March 24, 2000 would have been $3,315,315. Solely for the purpose of this calculation, all directors, officers and holders of more than 5% of the registrant's outstanding common stock have been deemed to be affiliates.

The number of shares outstanding of each of the issuer's classes of common equity, as of March 24, 2000 is as follows: (i) Class A Voting Common Stock - 9,466,616; (ii) Class B Non-Voting Common Stock None.

DOCUMENTS INCORPORATED BY REFERENCE: None

Transitional Small Business Disclosure Format (check one): Yes   ; No X
                                                              ---    ---

                                TABLE OF CONTENTS

PART I .....................................................................  3

ITEM 1.  DESCRIPTION OF BUSINESS ...........................................  3

      GENERAL ..............................................................  3

      HISTORICAL DEVELOPMENT ...............................................  3

      THE BANK .............................................................  4

      CORRESPONDENT RELATIONSHIPS ..........................................  4

      MARKET AREA ..........................................................  4

      EMPLOYEES ............................................................  4

      ENVIRONMENTAL LIABILITIES ............................................  5

      SEASONAL ASPECTS .....................................................  5

      COMPETITION ..........................................................  5

      INDUSTRY DEVELOPMENTS ................................................  5

      TRANSACTIONS WITH AFFILIATES .........................................  5

      SUPERVISION AND REGULATION ...........................................  6

      BANK HOLDING COMPANY REGULATION. .....................................  6

      BANK REGULATION. .....................................................  7

      LEGISLATIVE IMPACT ...................................................  8

      ADOPTION OF GRAMM-LEACH-BLILEY ACT: ..................................  8

      INTERSTATE BANKING AND BRANCHING .....................................  9

      COMMUNITY REINVESTMENT ACT AND FAIR LENDING .......................... 10

      MONETARY POLICY ...................................................... 10

      CAPITAL ADEQUACY ..................................................... 10

      LOANS ................................................................ 11

      ALLOWANCE FOR LOAN LOSSES ............................................ 12

      INVESTMENT ACTIVITIES ................................................ 12

      DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS ........................ 13

      DEPOSIT INSURANCE .................................................... 13

      FEDERAL AND STATE TAXATION ........................................... 14

      YEAR 2000 CONSIDERATIONS ............................................. 14

ITEM 2.  DESCRIPTION OF PROPERTY ........................................... 14

ITEM 3.  LEGAL PROCEEDINGS ................................................. 15

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS ............... 15

PART II .................................................................... 15

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS .......... 15

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ......... 16

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS ......................................... 16

         FORWARD LOOKING STATEMENTS ........................................ 16

         OVERVIEW .......................................................... 16

         OPERATING HISTORY ................................................. 16

         RESULTS OF OPERATIONS ............................................. 17

         FINANCIAL CONDITION ............................................... 19

         IMPACT OF INFLATION AND CHANGING PRICES ........................... 23

         EFFECT OF GOVERNMENT POLICY, FUTURE LEGISLATION AND
         CHANGING FINANCIAL MARKETS ........................................ 25

ITEM 7.  FINANCIAL STATEMENTS .............................................. 25

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE .............................................. 25

PART III ................................................................... 25

ITEM 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
         COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT ................ 25

         MANAGEMENT : COMPANY OFFICERS AND DIRECTORS ...................... 25

         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE .......... 27

ITEM 10. EXECUTIVE COMPENSATION ........................................... 27

         COMPENSATION OF MANAGEMENT ....................................... 27

         EMPLOYMENT AGREEMENTS ............................................ 29

         TERMINATION PAYMENT .............................................. 29

         COMPENSATION OF DIRECTORS ........................................ 29

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ... 30

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ................... 31

         CERTAIN TRANSACTIONS ............................................. 31

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K ................................. 31

SIGNATURES ................................................................ 33

EXHIBIT INDEX ............................................................. 34

FINANCIAL DATA SCHEDULE ................................................... 35

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Southern Security Bank Corporation (the "Holding Corporation") is a bank holding company that at December 31, 1999 owned 97.6% of outstanding capital stock of Southern Security Bank (the "Bank"). The Holding Corporation is organized under the law of Delaware, while the Bank is a Florida State Chartered Bank that is a member of the Federal Reserve System whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank provides a full range of commercial banking and consumer banking services to businesses and individuals. On December 31, 1999, the Holding Corporation and its subsidiary Bank (collectively, referred to herein as the "Company") had consolidated total assets of $17,484,563, total deposits of $15,694,091, net loans of $12,788,261, and stockholders equity of $954,115.

The Holding Corporation is located at 1000 Brickell Avenue Suite 900 Miami, Florida 33131. Its telephone number is (305) 702-5520. The Bank is located at 3475 Sheridan Street, Hollywood, Florida 33021-3607. Its telephone number is
(954) 985-3900.

HISTORICAL DEVELOPMENT

The predecessor of the Holding Corporation was incorporated under the law of Florida on April 8, 1992 under the name PCM Acquisition Group, Inc.("PCM"). PCM was reorganized under Florida law under the name Southern Security Bank Corporation ("SSB") on June 28, 1993, for the purpose of acquiring control of the Bank, which was then known as Florida First International Bank. The Holding Corporation completed the acquisition of the Bank on December 16, 1993 (the "Acquisition") through the purchase of 96.6% of its outstanding common stock. Subsequent to the date of Acquisition, the name of the Bank was changed to Southern Security Bank. During the period since the Acquisition, management has strived to bring the Bank into compliance with regulatory guidelines and to position the Company for growth.

On November 10, 1997, SSB was merged (the "Merger") with Southern Security Financial Corporation, a Delaware corporation ("SSFC"), with the Holding Corporation being the surviving corporation under the name Southern Security Bank Corporation. Prior to the Merger, SSFC had 279 shareholders of record, no substantial assets and no operating history. The Class A Common Stock of SSFC was registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on September 29, 1997. The Merger was effected for the purpose of placing the Holding Corporation in a posture to aid in the eventual development of a trading market in the Company's Class A Common Stock through:
(i) registering the Class A Common Stock under the Exchange Act; (ii) increasing the number of stockholders from 110 to 389; and (iii) reincorporating the Holding Corporation under the law of Delaware.

THE BANK

The Bank, which is the sole subsidiary of the Holding Corporation, is a state chartered banking association engaging in a general commercial and consumer banking business. The Bank's services are provided through its full-service community banking office. The Bank engages in general commercial banking providing a wide range of loan and deposit services. Retail services offered by the Bank include installment loans, credit cards, checking accounts, savings accounts, NOW accounts, and various types of time-deposit instruments. Mortgage lending activities include commercial, industrial, and residential loans secured by real estate. Commercial lending activities include originating secured and unsecured loans and lines of credit, and providing cash management and accounts receivable financing services to a variety of businesses. The Bank also provides a merchant credit card program. The Bank's installment loan department makes direct auto, home equity, home improvement, and personal loans to individuals. The Bank also offers safe deposit box services.

CORRESPONDENT RELATIONSHIPS

Correspondent banking involves one bank providing services to another bank which cannot provide that service for itself for economic or organizational reasons. The Bank purchases correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment service, coin and currency supplies, overline and liquidity loan participations, and sales of loans to or loan participation with correspondent banks. The Bank also sells loan participations to correspondent banks with respect to loans which exceed the Bank's lending limit.

The Bank has established correspondent relationships with Independent Bankers Bank of Orlando, Florida and Compass Bank of Birmingham, Alabama with respect to the foregoing services. As compensation for services provided by a correspondent, the Bank maintains certain balances with the correspondent in non-interest bearing accounts. Such compensating balances are not considered significant to the Bank's operations.

MARKET AREA

The Bank has one office, which is located in Hollywood, Florida. The Bank considers its primary market and service area to be the City of Hollywood and surrounding towns in Broward, Dade and Palm Beach Counties. The population of Hollywood is approximately 125,000, with 53,000 households, and a civilian labor force of 60,000. The density of population is approximately 4,463 persons per square mile. Public school enrollment is at 20,000, with a pupil to teacher ratio of 19.5 to one. Real estate property assessed valuations are approximately $5.8 billion.

The Company is proposing to open a new branch office in Miami, Florida. Greater Miami is an area of more than 2,000 square miles and a population of 2.06 million. Hispanics represent 50 percent of greater Miami's total population.
With more than 340,000 children in kindergarten through 12th grade, the Miami-Dade County school district ranks as the fourth largest in the country.

Boca Raton, where the Company proposes to open a new branch office, has a population of approximately 66,000, with 27,000 households, and a total civilian labor force of 32,000. The density of population is approximately 2,262 persons per square mile. Public school enrollment is12,800, with a pupil to teacher ratio of 17.6 to one. Real estate property assessed valuation is approximately $8.3 billion.

EMPLOYEES

The Company has 11 full time employees at the Bank level and three employees at the Holding Corporation level. The bank provides full time employees with group life, health and major medical insurance. None of the employees of the Holding Corporation or the Bank are represented by any collective bargaining units. The Company considers its employee relations to be good.

ENVIRONMENTAL LIABILITIES

Management of The Company is not aware of any environmental liabilities that would have a material adverse effect on the operations or earnings of the Company.

SEASONAL ASPECTS

Management does not believe that the deposits or the business of the Bank in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but should not have a material effect on planning and policy making.

COMPETITION

The Company operates in a competitive environment, where it must compete with numerous other financial entities. In one or more aspects of its business, the Company competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in the Company's market area. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

The primary factors in the competition for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market mutual funds and other investment alternatives. Competition for loans emanates from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Company's market area offer certain services, such as trust, investment and international banking, which the Company does not offer. To compete, the Bank relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors and staff. In those instances where the Company is unable to provide services a customer needs, it seeks to arrange for those services to be provided by other banks with which it has a correspondent relationship.

Since September 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, since June 1, 1997, certain banks are permitted to merge with banks organized under the law of other states. These changes, together with economic developments in the United States, have lead to a period of consolidation in the banking industry, and may be expected to lead to even greater competition for the Company and for the Company to be placed in competition in the future with financial institutions with which it does not currently compete. As a result, the Company may be expected to encounter intense competition within its market area for the foreseeable future.

INDUSTRY DEVELOPMENTS

Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institution's industry. Because of the uncertainty of the final terms and likelihood of passage of the proposed legislation, the Company is unable to assess the impact of any proposed legislation on its financial condition or operations at this time.

TRANSACTIONS WITH AFFILIATES

The Bank's authority to engage in transactions with "affiliates" (e.g., any company that controls or is under common control with an institution, including the Company and its non-bank subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the bank. The aggregate amount of covered transactions with all affiliates is limited to 20% of the bank's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, banks are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no bank may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Recent legislation created an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

SUPERVISION AND REGULATION

Upon its initial acquisition (change of control occurred 12/16/93) of a financial institution, the Company "obtained" a charter from the State of Florida for a State bank and a member of the Federal Reserve System. As a Fed-member State Bank, the Bank is subject to the provisions of the Federal Reserve Bank regulations and administrative practices and the Florida Banking Code which is administered by the Florida Department of Banking and Finance (the "FDBF"). The Bank has its deposit obligations insured by the Federal Deposit Insurance Company ("FDIC") in the maximum individual amounts of $100,000 each, and is subject to regulation by the FDIC. The FDBF supervises and regulates all areas of the Bank's operations, including, without limitation, its loans, mortgages, issuance of securities, annual shareholders meetings, capital adequacy requirements, payment of dividends and the establishment or termination of branches. As a state-chartered banking institution in the State of Florida, the Bank is empowered by statute, subject to limitations expressed therein, to take savings and time deposits, to accept checking accounts, to pay interest on such deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of Companies and to undertake other various banking services on behalf of its customers.

BANK HOLDING COMPANY REGULATION.

The Holding Corporation is a one-bank holding company, registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Holding Corporation and the Bank are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the "FRB"). The Holding Corporation is required to file semi-annual and annual reports with the FRB and such additional information as the FRB may require pursuant to the BHC Act. The FRB may conduct examinations of the Holding Corporation and the Bank. Under FRB regulations, the Holding Corporation is required to serve as a source of financial and managerial strength to the Bank and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB's regulations or both. The BHC Act requires every bank holding company to obtain the prior approval of the FRB before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the total voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company. The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

The BHC Act generally prohibits the Holding Corporation from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the FRB must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the FRB to be permissible activities of bank holding companies. Despite prior approval, the FRB has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

BANK REGULATION.

The Bank is chartered under the laws of the State of Florida and its deposits are insured by the FDIC to the extent provided by law. The Bank is subject to comprehensive regulation, examination and supervision by the FDBF and the FRB and to other laws and regulations applicable to banks. Such regulations including limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. The Bank is examined periodically by both the FDBF and the FRB, to each of whom it submits periodic reports regarding its financial condition and other matters. Both the FDBF and the FRB have a broad range of powers to enforce regulations under their respective protection of the safety and soundness of the Bank, including the institution of cease and desist orders and the removal of directors and officers. These regulatory agencies also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions. There are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Holding Corporation.

The FDIC and the FDBF also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment may be deemed to constitute an unsafe and unsound practice. Dividends and management fees from the Bank constitute the sole source of funds for dividends to be paid by the Holding Corporation. Under Florida law applicable to banks and subject to certain limitations, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, the board of directors of a bank may declare a dividend of so much of the bank's aggregate net profits for the current year combined with its retained earnings (if any) for the preceding two years as the board shall deem to be appropriate and, with the approval of the FDBF, may declare a dividend from retained earnings for prior years. Before declaring a dividend, a bank must carry 20% of its net profits for any preceding period as is covered by the dividend to its surplus fund, until the surplus fund is at least equal to the amount of its common stock then issued and outstanding. No dividends may be paid at any time when a bank's net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the FDBF or a federal regulatory agency. Florida law applicable to companies (including the Holding Corporation) provides that dividends may be declared and paid only if, after giving it effect, (i) the company is able to pay its debts as they become due in the usual course of business, and (ii) the company's total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

The Bank is subject to agreements with the FRB and with the State Comptroller and Banking Commissioner of Florida pursuant to which the Bank is prohibited from declaring or paying any dividends without their prior written consent. Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

The FDIC Improvement Act of 1991 ("FDICIA") made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and implemented other regulatory improvements. FDICIA also recapitalized the Bank Insurance Fund ("BIF"), under which the Bank pays a statutory assessment. Under FDICIA, annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. FDICIA also restricts extensions of credit to insiders under the Federal Reserve Act. The policies of regulatory authorities have had a significant effect on the operating results of commercial banks in the past, and may be expected to do so in the future. An important function of the FRB System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on bank borrowing, changes in reserve requirements against bank deposits, and limitations on the deposits on which a bank may pay interest. Policies of these agencies may be influenced by many factors including inflation, unemployment, short-term and long-term changes in the international trade balance, and fiscal policies of the United States Government. Loans made by the Bank are also subject to numerous other federal and state laws and regulations, including the Truth in Lending Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. The federal bank regulatory agencies have an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations. The foregoing is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. Numerous other statutes and regulations have an impact on the operations of the Company and the Bank. Supervision, regulation, and examination of banks by the bank regulatory agencies are intended primarily for the protection of depositors, not shareholders.

Commitments to Florida Department of Banking and Finance. The Company entered into specific agreements with the FRB and the FDBF when it initially offered securities prior to the acquisition of the Bank, including the following: (1) The Bank may not pay dividends or management fees for the purpose of paying the salaries or employment contracts of James L. Wilson or Philip C. Modder without prior approval from the FDBF; (2) the Bank may not pay dividends to its shareholders without the approval of the FDBF; (3) the Company confirmed that the employment contracts between Messrs. Modder and Wilson are with the Holding Company and are not obligations of the Bank; (4) Messrs. Wilson and Modder could not become officers of the Bank without prior approval of the FDBF; and (5) the FDBF did not and will not approve or disapprove the disclosure materials for any offering of securities or any aspects of the employment agreements between Messrs. Modder, Wilson, and the Company.

LEGISLATIVE IMPACT

The operations of the Company and its subsidiary banks are affected by state and federal legislative changes and by policies of various regulatory authorities. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the corporation's results of operations.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the states' legislatures, and before the various bank regulatory agencies. Some of these proposals could have significant effects on the way in which the Company and its subsidiaries, and financial institutions in general, conduct their business, and could have significant effects on the Company's operating results. The Company cannot however, accurately predict what those effects would be.

ADOPTION OF GRAMM-LEACH-BLILEY ACT:

On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act of 1999 which is known as the Financial Services Modernization Act ("FSM Act"), The FSM Act significantly changed the regulatory structure and oversight of the financial services industry. Effective March 12, 2000, the FSM Act repealed the provisions of the Depression-era Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a qualifying bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the prior approval of the Federal Reserve Board. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, management has no plans to pursue these additional possibilities.

Management does not believe that the FSM Act will have an immediate positive or negative material effect on operations. However, the act may have the result of increasing the amount of competition that our company faces from larger financial service companies, many of whom have substantially more financial resources than our company, which may now offer banking services in addition to insurance and brokerage services.

The FSM Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were "closely related to banking." This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company's subsidiary depository institutions must be well-capitalized and have at least satisfactory general, managerial and Community Reinvestment Act examination ratings. Effective March 11, 2000, a nonqualifying bank holding company becomes limited to activities that were permissible under the BHCA as of November 11, 1999.

Also effective on March 12, 2000, the FSM Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state bank subsidiaries. It permits a national bank to underwrite, deal in and purchase state and local revenue bonds. It also allows a subsidiary of a national bank to engage in financial activities that the bank cannot, except for general insurance underwriting and real estate development and investment. In order for a subsidiary to engage in new financial activities, the national bank and its depository institution affiliates must be well capitalized, have at least satisfactory general, managerial and Community Reinvestment Act examination ratings and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks. Although Southern Security Bank may take advantage of these expanded powers at some point in the future, it does not currently qualify nor intend to do so.

The FSM Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the FSM Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the FSM Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, effective May 12, 2001, the FSM Act will remove the current blanket exemption for banks from being considered brokers or dealers under the Securities Exchange Act of 1934 and replaces it with a number of more limited exemptions. Thus, previously exempted banks, such as Southern Security Bank, may become subject to the broker-dealer registration and supervision requirements of the Securities Exchange Act of 1934. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 will also be eliminated.

Separately, effective November 12, 2000, or such later date as adopted in implementing standards required to be enacted by May 12, 2000, the FSM Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter including its policies concerning the sharing of the customer's nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

INTERSTATE BANKING AND BRANCHING

Florida banks are permitted by statute to branch statewide. Such branch banking, however, is subject to prior approval by the FDBF and the FDIC. Any approval by the FDBF and the FDIC of branching by the Bank would take into consideration several factors, including the Bank's level of capital, the prospects and economics of the proposed branch office, and other considerations deemed relevant by the FDBF and the FDIC for purposes of determining whether approval should be granted to open a branch office.

Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located. The legislation resulted in a number of the Bank's competitor banks being purchased by large, out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger corporations. These advantages include higher lending limits and the ability to offer services in other areas of Florida and the region. As a result, the Bank does not generally attempt to compete for the banking relationships of larger corporations, but concentrates its efforts on small and medium-size businesses and individuals. The Bank believes it has competed effectively in this market segment by offering quality, personalized service. It is management's intention to remain a locally based, independent, Florida Bank.

In September 1994, the Riegle-Neal Interstate Banking and Branching Act of 1994 (the "Banking and Branching Act") became law. The Banking and Branching Act provides that, as of September 29, 1995, adequately capitalized and managed bank holding companies may acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted, although states are permitted to require that target banks located within the state be in existence for a period of up to five years before they become subject to the Banking and Branching Act. Additionally, the Banking and Branching Act establishes deposit caps that prohibit acquisitions if the acquirer would thereafter control 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirers, and the federal deposit caps apply only to initial entry acquisitions.

In addition, the Banking and Branching Act provides that, as of June 1, 1997, adequately capitalized and managed banks may engage in interstate branching by merging banks in different states and by opening and maintaining de novo, or new, branches in states other than the states in which the banks maintain their principal place of business. With respect to interstate merger, each state had the opportunity to "opt out" of the interstate merger provisions and, thus, prohibit such activity. With respect to de novo branching, the Banking and Branching Act permits such activity only if a state has "opted in" and specifically allowed such activity. The State of Florida permits interstate branching, both by mergers and by establishing new branches.

Under regulatory guidelines, The Company is "adequately-capitalized" and, therefore, meets the "adequately-capitalized" standard required to participate in interstate affiliations with out-of-state banks and bank holding companies.

COMMUNITY REINVESTMENT ACT AND FAIR LENDING

Southern Security Bank is subject to a variety of fair lending laws and reporting obligations involving home mortgage lending operations and Community Reinvestment Act, or CRA, activities. The CRA generally requires the federal banking agencies to evaluate the record of a bank in meeting the credit needs of its local communities, including low-and moderate-income neighborhoods. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. A bank can also become subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities or assessing whether to approve certain applications such as mergers, acquisitions and applications to open a branch or facility. At the Banks most recent evaluation during 1999, the Federal Reserve Board rated Southern Security Bank "Satisfactory" in complying with its CRA obligations.

MONETARY POLICY

The earnings and growth of the Company and the Bank are affected by general economic conditions as well as by monetary policies of regulatory authorities, including the Federal Reserve Board, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. Among the techniques available to the Board are engaging in open market transactions in U.S. Government securities, changing the discount rate on bank borrowings, and changing reserve requirements against bank deposits. These techniques are used in varying combinations to influence the overall growth and distribution of bank loans, investments and deposits. Their use may also affect interest rates charged on loans or paid on deposits. The effect of governmental monetary policies on the earnings of the Company cannot be predicted.

CAPITAL ADEQUACY

The Bank: As a state-chartered member of the Federal Reserve System, the Bank is subject to capital requirements imposed by the FRB. The FRB requires state-chartered member banks to comply with risk-based capital standards and to maintain a minimum leverage ratio. Under the FRB's leverage capital requirement, state member banks that (a) receive the highest rating during the examination process and (b) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks are required to maintain a minimum leverage ratio of not less than 4%. As of December 31, 1999, the Bank was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio.

LOANS

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on mortgage loans generally give the Company the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of loans tends to increase, however, when current loan market rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan market rates.

Loan Solicitation and Processing. Loan applicants come primarily through existing customers, referrals by Realtors, previous and present customers of the Company and business acquaintances, and walk-ins. Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant's employment, income and credit standing. On mortgage loans, an appraisal of the real estate offered as collateral generally is undertaken by an independent fee appraiser certified by the State of Florida.

Nonperforming Assets and Delinquencies. When a mortgage loan borrower fails to make a required payment when due, the Company institutes collection procedures. The first notice is mailed to the borrower approximately ten days after the payment is due in order to permit the borrower to make the payment before the imposition of a late fee. A second notice is generated when a payment becomes 30 days past due. Attempts to contact the borrower by telephone or letter generally begin soon after the first notice is mailed to the borrower. If a satisfactory response is not obtained, continuous follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower, preferably in person, are made to establish (i) the cause of the delinquency, (ii) whether the cause is temporary, (iii) the attitude of the borrower toward the debt, and (iv) a mutually satisfactory arrangement for curing the default.

In most cases, delinquencies are cured promptly; however, if by the 91st day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is initiated. Interest income on loans is reduced by the full amount of accrued and uncollected interest.

The Board of Directors is informed on a monthly basis as to the status of all loans that are delinquent more than 30 days, the status on all loans currently in foreclosure, and the status of all foreclosed and repossessed property owned by the Company.

Other Real Estate Owned. Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned ("OREO") until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value. Subsequent to foreclosure, OREO held for sale is carried at the lower of the carrying amount or fair value, less estimated selling costs.

Asset Classification. The regulatory authorities have adopted various regulations regarding problem assets of banks. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are placed on a "watch list" and monitored by the Company.

ALLOWANCE FOR LOAN LOSSES

The Company has established a systematic methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation allowance as well as specific allowances that are tied to individual loans.

In originating loans, the Company recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income.

The general valuation allowance is maintained to cover losses inherent in the portfolio of performing loans. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Specific valuation allowances are established to absorb losses on loans for which full collectability may not be reasonably assured. The amount of the allowance is based on the estimated value of the collateral securing the loan and other analyses pertinent to each situation. Generally, a provision for losses is charged against income on a quarterly basis to maintain the allowances.

While the Company believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

INVESTMENT ACTIVITIES

The Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, the Bank may also invest a portion of its assets in commercial paper and corporate debt securities. As a FRB member bank, the Bank is required to maintain an investment in FRB stock. The Bank is required under federal regulations to maintain a minimum amount of liquid assets.

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires the investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity.

A committee consisting of Bank officers and Directors determines appropriate investments in accordance with the Board of Directors' approved investment policies and procedures. The Company's investment policies generally limit investments to U.S. Government and agency securities, municipal bonds, certificates of deposits, marketable corporate debt obligations, mortgage-backed securities and certain types of mutual funds. The Company's investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, the Company's liquidity position, and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). The effect that the proposed investment would have on the Company's credit and interest rate risk, and risk-based capital is also given consideration during the evaluation.

Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages. The principal and interest payments on these mortgages are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and resell the participation interests in the form of securities, to investors such as the Company. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include Freddie Mac, Fannie Mae and the Government National Mortgage Association. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that fall within a specific range and have varying maturities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. In addition, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize certain liabilities and obligations of the Company. These types of securities also permit the Company to optimize its regulatory capital because they have low risk weighting.

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

General. Deposits and loan repayments are the major sources of the Company's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Company may use borrowings through correspondent banks on a short-term basis to compensate for reductions in the availability of funds from other sources.

Deposit Accounts. Substantially all of the Bank's depositors are residents of the State of Florida. Deposits are attracted from within the Bank's market area through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, the Bank considers current market interest rates, profitability to the Bank, matching deposit and loan products and its customer preferences and concerns. The Bank reviews its deposit mix and pricing weekly. The Bank does not accept brokered deposits, nor has it aggressively sought jumbo certificates of deposit.

The Company currently offers certificates of deposit for terms not exceeding 60 months. As a result, the Company believes that it is better able to match the repricing of its liabilities to the repricing of its loan portfolio.

Borrowings. The Company has the ability to borrow from correspondent banks to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances are made pursuant to limitations on the amount of advances and are based on the financial condition of the member institution as well as the value and acceptability of collateral pledged.

Liquidity. The Bank is required by Florida law to maintain an average daily balance of specified liquid assets equal to a daily amount of not less than a specified percentage of its net withdrawable deposit accounts. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's liquidity ratio at December 31, 1999 exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

DEPOSIT INSURANCE

The Bank's deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operation of its insured banks. Any insured bank which is not operated in accordance with or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer, or employee of such bank engaging in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

As a FDIC-insured institution, the Bank is subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio as it relates to estimated insured deposits (a ratio as the FDIC may determine in accordance with the statute). Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury (the "Treasury Department").

Effective January 1, 1993, the FDIC implemented a risk-based assessment schedule based on an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of the Federal Deposit Insurance Corporation Insurance Act ("FDICIA"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Bank is considered "adequately capitalized".

FEDERAL AND STATE TAXATION

Federal Taxation: The Company and the Bank report their income on a fiscal year, consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below.

The following discussion of state tax matters is intended only as a summary and does not purport to be a comprehensive description of the state tax rules applicable to the Bank or the Company. Neither the Holding Corporation or the Bank have been audited by the IRS in the last five years.

State Taxation Florida. Florida-based corporations are subject to a state corporation and emergency excise tax which is based on income. There is also a tangible tax based on the value of personal property owned including investments and loans.

State Taxation Delaware. As a Delaware corporation not earning income in Delaware, the Company is exempted from Delaware corporate income tax, but is required to file an annual report with, and pay an annual franchise tax to, the State of Delaware.

YEAR 2000 CONSIDERATIONS

The Year 2000 Issue is the result of computer programs using two-digits instead of four-digits to represent the year. These computer systems, if not renovated, would be unable to interpret dates past 1999, which could cause a system failure or other computer errors, leading to a disruption in operations. The Company developed a five-phase program for year 2000 compliance, as outlined by the Federal Financial Institutions Examination Council (FFIEC) in a supervisory letter. The Company completed the Year 2000 Action Plan which management used to identify and correct Year 2000 compliance issues.

Subsequent to December 31, 1999, the transition into the year 2000 occurred and no problems were experienced. The Company continues to monitor its computer systems to ensure they are operating properly. The Company has not experienced any operational or financial problems related to the Year 2000 date change. The Company will continue to monitor all processing to ensure that no Year 2000 issues arise in the future. The Company has taken the necessary steps to validate and test its contingency plan in order to minimize the impact should there be a system failure in the future. Management believes that the Year 2000 issue will not pose any future operational problems.

The Year 2000 Issue also has a potential impact on the Company's borrowing customers and their ability to repay. Loan officers have been in constant communication with key bank borrowing customers to evaluate any problems related to computer and other system malfunction as a result of the Year 2000 Issue. To date, we have not been advised of any material year 2000 related problems by our customers.

                        ITEM 2. DESCRIPTION OF PROPERTY

The Company's headquarters is located at 1000 Brickell Avenue Suite 900 Miami, Florida 33131 while its mailing address is P.O. Box 6699 Hollywood, Florida 33081-6699. At this location, the Company is provided by it's Chairman and President, Mr. Connell, 300 square feet of office space on a monthly basis at no expense.

The Company's full service community banking office is located at Southern Security Bank Building 3475 Sheridan Street, Hollywood, Florida 33021-3607. At that location, the Company leases 5,212 square feet of space for its banking and office requirements under a lease which runs until December 31, 2013. Management believes that its leased facilities are adequate and well suited to its current operations.

                            ITEM 3. LEGAL PROCEEDINGS

The Company and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there is any pending proceeding against the Company or the Bank which, if determined adversely, would have a material effect on the business or financial position of the Company or the Bank.

           ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Annual Meeting of Shareholders of Southern Security held on October 26, 1999, the shareholders voted affirmatively to approve an amendment to Southern Security's Certificate of Incorporation to divide the Directors into three classes and providing that Directors will serve three-year terms rather than one-year terms. The amendment was deemed to be in the best interest of the Southern Security and its shareholders because it should enhance the continuity and stability of Southern Security's management and the policies formulated by the Board. At any given time, at least two-thirds of the Directors will have at least one year of experience as Directors of the Southern Security and with its business affairs and operations. With respect to the vote on the amendment, the shareholders voted as follows: for 4,080,335; against 0; abstentions and broker non-votes 0. At the Annual Meeting the shareholders also voted to elect a slate of directors consisting of R. David Butler and Harold C. Friend, M.D. to serve as Group I Directors until the Annual Meeting of Shareholders in 2000; Philip C. Modder and Eugene J. Strasser to serve as Group II Directors until the Annual Meeting of Shareholders in 2001; James L. Wilson and Timothy S. Butler to serve as Group III Directors until the Annual Meeting of Shareholders in 2002.

     The following table shows the results of the vote for directors.

Name                            For                     Abstained
----                            ---                     ---------
R. David Butler               4,080,335                     0
Harold C. Friend              4,080,335                     0
Philip C. Modder              4,080,335                     0
Eugene J. Strasser            4,080,335                     0
James L. Wilson               4,080,335                     0
Timothy S. Butler             4,080,335                     0

                                     PART II

        ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) There is no public trading market for the Company's common equity.

(b) On March 24, 2000, there were 473 holders of record of the Company's Class A Voting Common Stock, and no shares of the Company's Class B Non-Voting Common Stock were issued or outstanding.

c) Dividends. The Company has not paid any dividends on its Common Stock since its inception and has no present intention of paying dividends to its shareholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The determination of the Board of Directors of the Holding Company to declare dividends in the future will depend upon the earnings, capital requirements, and financial position of the Company, and upon other factors they may deem relevant. The ability of the Holding Corporation to pay dividends is subject to statutory restrictions on cash dividends applicable to Florida corporations. Further, the Holding Corporation's only current source of income on which to pay dividends is through the payment of dividends or management fees by the Bank. The Bank may not declare or pay dividends on its common stock if such payment would cause it to be in violation of restrictions in the Florida Banking Code on the payment of dividends by Florida state banking corporations, such as the Bank. The Company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends by member banks to their stockholders, and by the terms of agreements with the FRB and the State Comptroller and Banking Commissioner of Florida.

(d) Sales of unregistered securities. During the fiscal year ended December 31, 1999, the Company sold the following securities without registration under the Securities Act of 1933:

(1) During 1998, the Company sold 251,303 Units under a private offering at a price of $5.00 per Unit. Each Unit consisted of one share of Class A Common Stock and a warrant to purchase one additional share of Class A Common Stock at a price of $7.50 at any time prior to September 30,2001. During the period from February 8, 1999 through March 25, 1999, the Company offered to permit the holders of the warrants to purchase ten shares of Class A Common stock for $5.00 in exchange for each of the warrants. A total of 84,500 warrants were tendered under that offer, resulting in the issuance of 845,000 shares and total proceeds of $422,500. All of the warrant holders were "accredited investors" within the meaning of Rule 501 of the SEC. The Company made the offering in reliance upon the exemptions from registration provided by sections 4(2) and4(6) of the securities Act of 19334 and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering. No underwriters were used, and no underwriting discounts or commissions were paid in connection with this offering. In June of 1999, the Company offered to permit the remaining warrant holders to exchange each of their 166,803 warrants for three shares of Class A Common stock. All of the remaining warrants were exchanged under this offer resulting in the issuance of 500,409 shares of Class A Common stock. This exchange was exempt under Section 3(a)(9) of the securities Act which exempts any security exchanged by the issuer with its existing security holders exclusively where no commission or remuneration is paid or given directly or indirectly for soliciting the exchange. This exchange was also exempt from registration under sections 4(2) and 4(6) of the Securities Act of 1933, and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering.

(2) Commencing on August 6, 1999, the Company made a private offering of 7,285,714 Units at a price of $0.35 per Share of the Company's Class A Common Stock (the "1999 Offering"). The 1999 Offering resulted in the sale through
March 24, 2000 of 3,553,566 Shares to 18 individuals, all of whom were "accredited investors" within the meaning of Rule 501 of the SEC, at aggregate price of $1,243,750. No underwriters were used, and no underwriting discounts or commissions were paid. The Company made the offering in reliance upon the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering.

        ITEM 6. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Audited financials not yet available.

                          ITEM 7. FINANCIAL STATEMENTS

Audited financials not yet available.


     ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III

     ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

MANAGEMENT: COMPANY OFFICERS AND DIRECTORS



 Name                       Term         Age          Position                 Position Since
 ----                       ----         ---          --------                 --------------
 Harold L. Connell           1 yr.        56          Chairman, President      February, 2000
                                                      And CEO

 Philip C. Modder            1 yr.        59          Director & Treasurer     June, 1992

 Timothy S. Butler *         2 yr.        50          Director                 December, 1992

 Eugene J. Strasser          1 yr.        53          Director                 December, 1992

 Harold C. Friend            3 yr.        53          Director                 December, 1994

 Robert D. Butler, Jr. *     3 yr.        51          Director                 December, 1994

 G. Carleton Marlowe         1 yr.        51          Director                 February, 2000

 Floyd D. Harper             - -          50          Vice President           April, 1997
                                                      and Secretary


*  Timothy S. Butler and Robert D. Butler, Jr. are cousins.

Each director is elected for a period of three years. The term of directorships are staggered as to expiration date, such that for the present board of directors, each year one-third of the directorship is subject to re-election, providing for additional stability and continuity. Vacancies and newly created directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of the directors then remaining in office; However, any additional Directors or vacancies filled may not take office nor serve, until proper applications and disclosures are filed with the FRB, for prior approval therefrom. Once approval is obtained from the FRB, director(s) may thereafter take office and serve in that capacity. Certain information with respect to the background of each director and the three executive officers of the Company is set forth below.

Harold L. Connell: Mr. Connell, Chairman, President & CEO of Southern Security is currently a partner with Connell Perrone Capital Group in Miami, Fl, a consulting group formed by Connell in 1997. Connell's banking career spans two decades with such organizations as First Financial in Tampa, Atlantic Bank in Jacksonville, The European American Bank in New York City and Meritor Savings Bank in Philadelphia. In Miami, Connell was Chief Financial Officer of Pan American Banks, a New York Stock Exchange firm that was acquired by NCNB, now Bank America, in 1986. From 1989 to 1992 Connell was president and CEO of Sendero Corporation, a wholly owned subsidiary of Fiserv, a consulting and software development firm specializing in assisting bank management in managing interest-rate risk or asset liability for financial institutions. During his three years with Sendero, the company's client base exceeded 1,000 banks worldwide.

Philip C. Modder: Mr. Modder, President of the Company, has been involved in the banking industry in Palm Beach County for over 25 years. Modder was educated at the University of Wisconsin, Racine, Wisconsin, Evangel College, Springfield, Mo., Palm Beach Junior College, Lake Worth, Fl., and Florida Atlantic University, which granted him a B.S. Degree in 1969, in the academic areas of Finance and Accounting. Prior to organizing the subject Company, Mr. Modder was President and Chief Executive Officer and organizing director of Mizner Bank located in Boca Raton, Florida, from March 1987 to May 1992. Prior thereto, Mr. Modder served as Senior Vice President of Caribank of Palm Beach County. In
1988, Caribank of Palm Beach County was merged into its parent, Caribank of Dania. Prior to that time, Modder previously served as Senior Vice President and Area Manager of Atlantic National Bank for five years and Vice President and Branch Manager for eight years at Sun Bank. Mr. Modder serves as a Director and was a past Chairman of the Boca Raton Chamber of Commerce, and also serves as Chairman of the Boca Raton Airport Authority. Mr. Modder has also served as an instructor for the American Institute of Banking.

Timothy S. Butler: Mr. Butler was born in Fort Lauderdale and graduated from Pompano Beach High School in 1967. He attended Broward Community College and Florida State University. He has served as President of Butler Properties Ltd. since 1971. That Company manages the family assets consisting of farm land and various other real estate holdings. From January 1989 to June 1992, he served as an Associate Director of Mizner Bank in Boca Raton.

Eugene J. Strasser, M.D.: Dr. Strasser did his undergraduate and Pre-Med work at Loyola College and the University of Maryland where he graduated in 1968. He attended the University of Maryland Medical School in Baltimore, Maryland where he graduated in 1972. He is licensed by the American Medical Board as a Board Certified General Surgeon and a Board Certified Plastic and Reconstructive Surgeon. He has established his own small, private hospital, CosmoPlast Center, in Coral Springs, Florida, where he has practiced medicine since 1981.

Harold C. Friend, M.D.: Dr. Friend has been a resident of South Florida for 21 years. He received his B.A. from the University of Texas, and his MD. degree from the University of Texas Southwestern Medical School in 1972. Friend is a board-certified Neurologist, practicing in Boca Raton. He has been active in numerous business activities, including past membership of the Mizner Bank's Advisory Board, President of Puget Sound Yellow Taxi, Inc. a transportation company located in Seattle, Washington from June of 1993 to October, 1996, and President of the Neuroscience Center in Boca Raton, Florida from June 1985 to the present. As to civic involvement, Dr. Friend has held past and present positions with the Southern Region of the Boy Scouts, Executive Board of United Way, and the Local and International Rotary. Dr. Friend's biography is published in multiple editions of Who's Who of the South and South West, and the World.

Robert David Butler, Jr.: Mr. Butler was born in Boca Raton, Florida and was reared in Deerfield Beach, Florida. He attended Carson-Newman College and the University of Tennessee and was graduated with degrees in Business Administration, English, and Music. After retiring from Eastern Airlines after fifteen years of service as a flight services representative, in June of 1991 he established Pegasus Travel Management, a division of Regit Enterprises, Inc., of which he is President and Chief Executive Officer. Mr. Butler resides in Coconut Grove, Florida, this city also being the location of the corporation headquarters of Regit Enterprises.

G. Carleton Marlow: Mr. Marlowe, has served as director of Southern Security Bank since 1999 and was elected by the Board of Directors to serve as a Director of the Company on February 25, 2000. Mr. Marlowe has been a partner of the law firm of G. Carleton Marlowe, P.A. since 1994. Mr. Marlowe is Vice President of The Marlowe Corporation and a Partner of The Marlowe Family Limited Partnership, two family related entities that have their beginnings with family banks in Kentucky dating to 1929.

Floyd D. Harper: Mr. Harper, who has been Vice President of the Company (and Senior Vice President and Cashier of the Bank) since 1994, graduated with honors from Northwood University, West Palm Beach, Florida with a Business Administration Degree, received a Degree from University of Virginia Graduate School of Retail Bank Management, and has been designated a Certified Consumer Credit Executive thereby. From January 1993 to October 1994, Harper was engaged by the Resolution Trust Corporation in the disposition of failed banking institutions of over $12 Billion, as Regional Vice President, Branch Administration, and dealt with deposit acquisition and operational efficiency. Prior to 1993, Harper was Executive Vice President, Chief Operating Officer for Southern National Bank, was Vice President & District Manager for Chase
Manhattan Bank (Florida) handling upscale lending, and served with Atlantic National Bank and Barnett Bank in South Florida.

Peter P. Stec: Mr. Stec, who has been the Senior Vice President and Senior Lending Officer of the Bank since 1994, has been involved in community banking since 1980 and is experienced in rehabilitating loan portfolios and in originating new borrowing relationships. Stec was educated at the University of Dayton, Ohio, where he received a degree in Business Administration granted in 1975. He has attended the Stonier Graduate School of Banking and is a Certified Lender-Business Banking, recognized by the American Bankers Association. From June 1987 to October 1989, Stec managed a 75 employee lending unit consisting of Commercial Lending, Loan Operations, Credit Administration, as Senior Vice President of First American Bank, a $1.5 Billion Florida banking company. From November 1989 to March 1993, Stec served as Vice President and Commercial Lending Manager for Boca Bank, Boca Raton, Florida, and from June 1985 to May 1987 served as a Loan Officer for Southeast Bank and Florida Coast Bank in South Florida.

RESIGNATION

James L. Wilson, the Chief Executive Officer and a director of Southern Security Bank Corporation and additionally a director of Southern Security Bank, voluntarily resigned effective February 1, 2000. Mr. Wilson resigned to pursue other interests.

NOMINATIONS

The Holding Corporation: At the board of directors meeting held on March 28, 2000, Mr. James F. Partridge was nominated Chairman of the Board, subject to regulatory approval. Upon the approval of Mr. Partridge and his election to the Board, Mr. Connell will continue to serve as President and Chief Executive Officer.

Mr. Partridge retired as President of Visa International, Latin America and Caribbean Region, on June 30, 1999 after serving since 1978. At present he serves as a Strategic Advisor to the region and President of its Executive and Planning Committee. He joined the management of Visa International, as Vice President in charge of the Development Division for the Western United States, Latin America and Asia-Pacific in 1978.

The Bank: At the Banks board of directors meeting held on March 28, 2000, Mr. Leonard Marinello was nominated as Chairman of the Board and Mr. Hugo A. Castro was nominated as President, Chief Executive Officer, and as director, the nominations of both subject to regulatory approval.

Until 1999, Mr. Castro served as President and Chief Executive Officer of Eastern National Bank in Miami, Florida. Mr. Castro was an Executive Vice President with TotalBank in Miami, Florida from 1996 through 1998. From 1994 to 1996, he was Executive Vice President with Intercontinental Bank, Miami, Florida, having joined Intercontinental upon the acquisition of Commercial Trust Bank, Miami, Florida in 1993. Mr. Castro was the President and a founding shareholder of Commercial Trust Bank, Miami, Florida from 1988 to 1993.

Mr. Marinello has been President and Chief Executive Officer of Chromadyne Corporation, a metal finishing company, from 1976 to the present, active in all phases of this business including domestic sales, international sales, manufacturing and finance. Mr. Marinello was a director of Commercial Trust Bank from 1988 to 1993, when it was sold. During this time he was an active member of the banks loan and audit committees. Mr. Marinello has also served as a director of several privately held companies, including Allied Plating Supplies, Inc. (Chairman), Arch Drain Block, Co. (Chairman), Brick Oven Pizzaria and Royal Sport, Inc. Mr. Marinello is a graduate of the University of Miami, where he received a Bachelors Degree in Finance.

SECTION  16(a)  BENEFICIAL  OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission reports of ownership and changes in ownership of common stock of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on review of the copies of Section 16(a) reports furnished to the Company, the Company believes that none of the foregoing persons failed to file during 1999 on a timely basis, as disclosed in those forms, reports required to be filed by Section 16(a) of the Exchange Act.

ITEM 10.  EXECUTIVE COMPENSATION

COMPENSATION OF MANAGEMENT

The following Table shows information concerning annual and long-term compensation to certain Executive Officers for services to the Company for the years ended December 31, 1999, 1998 and 1997. The table includes information on the Company's Treasurer, Philip C. Modder, and its former Chief Executive Officer, James L. Wilson, (collectively, the "Named Executive Officers"). No other current executive officer earned more than $100,000 in salary and bonus in 1999.


                                        Annual Compensation          Long-Term Compensation

                                                                      Securities
      Name and                                        Other Annual    Underlying  LTIP      Other
Principal Position          Year         Salary       Compensation    Options/    Layouts  Compensation
                                                                       SARs (#)
-------------------------------------------------------------------------------------------------------
Philip C. Modder, Chairman   1999        $125,000     $17,000(1)     128,454       -0-      $ -0-
and President                1998        $175,000     $17,000(1)      52,538       -0-      $ -0-
                             1997        $175,000     $17,000(1)      48,807       -0-      $ -0-
-------------------------------------------------------------------------------------------------------
James L. Wilson, Chief       1999        $125,000     $17,000(1)     128,454       -0-      $ -0-
Executive Officer            1998        $175,000     $17,000(1)      52,538       -0-      $ -0-
                             1997        $175,000     $17,000(1)      42,671       -0-      $ -0-


(1) Includes Term Life Insurance premiums and automobile allowances of $10,800 to Messrs. Modder and Wilson.

The following table shows information concerning options granted to Named Executive Officers during the fiscal year ended December 31, 1998.



                                  Option / SAR Grants in Last Fiscal Year

                 Number of Securities    % of Total Options/SAR's   Exercise or   Expiration
                  Underlying Options/    Granted to Employees in     Base Price      Date
Name                SAR's Granted              Fiscal Year           ($/Share)
--------------------------------------------------------------------------------------------
Philip Modder          128,454                     50%                $1.25        6/30/2009
James Wilson           128,454                     50%                $1.25        6/30/2009

The following table shows information concerning option exercises and year- end option values for options held by the Named Executive Officers.


                    Aggregated Option/SAR Exercises in Last Fiscal Year
                            and Fiscal Year-End Option SAR Values

                                                       Number of
                                                       Securities        Value of
                                                       Underlying        Unexercised
                                                       Unexercised       In-the-Money
                                                       Options/SAR's     Options/SAR's
                                                       at FY-End         at FY-End
                   Shares Acquired                     Exercisable/      Exercisable/
Name                on Exercise    Value Realized      Unexercisable     Unexercisable
--------------------------------------------------------------------------------------
Philip Modder          -0-              -0-             490,000 / 0         $-0-(1)
James Wilson           -0-              -0-             416,191 / 0         $-0-(1)


(1) Average option exercise price was $.52 per share. There is no market for the Company's Common Stock, and any shares issued upon exercise of the options would have been restricted under the Securities Act.

EMPLOYMENT AGREEMENTS

Philip C. Modder has an Employment Agreement with Southern Security dated June 11, 1992 as amended June 30, 1997 (as so amended, the "Employment Agreement"). The Employment Agreement provided that Modder would serve as Southern Security's Chief Executive Officer and Chairman of the Board. By order of the Board of Directors of Southern Security on February 14, 2000 and subsequently approved by bank regulators, Mr. Modder's position was changed to Treasurer.

The Employment Agreement provides that Mr. Modder shall serve for a five year term from June 11, 1997, except if Southern Security does not deliver written notice to the respective executive at least six months prior to the end of the term it shall automatically renew for an additional five year term. As currently in effect, the Employment Agreement provides for the following compensation to the executive: (1) Southern Security will pay a base salary of $125,000 per year, subject to annual increase by the greater of the change in the Consumer Price Index ("CPI") or 5%, and a bonus equal to 2.5% of the pre-tax net income of Southern Security; (2) If Southern Security acquires the assets of any existing financial institution, it will pay a bonus equal to 0.20% of the gross assets for each such transaction; (3) During the term of the agreements and beginning on July 1, 1997, Southern Security will make ten semi-annual grants of options to Modder to purchase Class A Voting Common Stock. Each option will be exercisable for a period of ten years following the date of grant and will permit the purchase of 23,865 shares at 100% of market value on the date of grant. Southern Security has agreed that the options granted under the agreement on July 1, 1997, January 1, 1998, July 1, 1998, January 1, 1999 (which grant was postponed until June 30, 1999), July 1, 1999, and January 1, 2000 will be exercisable at the prices at which shares were offered in private placements on or about the date of grant; (4) If permitted by law and in accordance with applicable federal and state regulations, Southern Security will make loans to Modder equal to the exercise price of options granted under the agreements at interest rates not greater than prime plus 1% with a term of not less than 30 months; (5) If any of the options granted under the agreements is not an "incentive stock option" under the Internal Revenue Code, Southern Security will reimburse any taxes the executive is required to pay by reason thereof;(6) Southern Security will pay disability insurance premiums for coverage providing for benefits in the amount of 60% of the executive's total annual compensation, subject to cost of living adjustments equal to the lesser of the change in the CPI or 12% per annum; (7) Southern Security will pay premiums for a Whole Life insurance policy with a $1,750,000 death benefit, plus reimbursement of any income taxes the executive is required to pay as a result of payment of the premiums on the policy; (8) Southern Security will pay an automobile allowance of $900 per month, adjusted annually in accordance with the CPI plus sales taxes, insurance and operating costs of the auto; (9) Southern Security will pay for comprehensive medical and dental insurance for the executive.

TERMINATION PAYMENTS

The Employment Agreement contains provisions for additional compensation to the executive or his legal representatives in the event of termination, including:
(1) if the Employment Agreement terminates for any reason, all options provided for thereunder become fully vested and exercisable for a period of ten years from the date of such termination; (2) if an Employment Agreement is terminated for any reason other than death or permanent disability, Southern Security will pay for the executive's comprehensive medical and dental insurance for two years following the date of termination; (3) in the event of the death or permanent disability of the executive, the executive's annual compensation shall be paid to him or his legal representatives for a period of 12 months following termination; (4) in the event of a Change of Control of Southern Security (defined to include the acquisition of 20% or more of the combined voting power or Southern Security's outstanding stock after the date of the agreement, a change in the majority of the Board of Directors of Southern Security in connection with a business combination, sale of assets or related transaction), if the executive terminates the agreement on 60 days written notice he shall receive a lump sum payment of 200% of his total annual compensation for the preceding 12 months; and (5) upon 60 days written notice before termination by the executive, the executive shall receive a lump sum payment of 200% of his annual compensation for the preceding 12 months together with continuation of employee benefits for the periods described above.

Mr. James L. Wilson voluntarily resigned as a Director of Southern Security Bank, as a Director and Officer of Southern Security Bank Corporation on February 11, 2000. Subject to regulatory approval Mr. Wilson will receive: (a) the amount of $151,508 in full payment of all accrued and unpaid salary and benefits (including business expenses, etc.) through January 31, 2000 within 10 days after receipt by the Corporation of the proceeds of a private placement for additional equity of $2,550,000 that is being raised through a private placement. It is anticipated that such funding will be completed by March 31, 2000, (b) an additional $180,000 as full and final settlement of all obligations under his Employment Agreement dated June 11, 1992, as amended. Such amount will be payable at the rate of $10,000 per month for 18 months beginning on January 2, 2001, and (c) the Company will pay him the amount of $43,168 at the same time as (a) above for a waiver of all rights to existing and future stock options.

COMPENSATION OF DIRECTORS

At present the Company does not compensate any of its directors for their services to the Company as directors, although they may do so in the future, subject to applicable regulatory approval. The Company may reimburse its directors for their costs incurred for attending meetings of the Board of Directors. The Board has created a Compensation Committee which will be responsible for negotiating any future Employment agreements, their amendments, and stock option plans. This committee will present for review and approval to the full board of directors a proposed employment agreement for Mr. Connell. It is not anticipated that Mr. Partridge will receive an employment agreement and would be subject to compensation in the future on the same basis as other Company directors.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 24, 2000, by each person known by the Company to be the beneficial owner of more than five percent of all Classes of the Company's voting securities.

Name and Address of           Number of      % of Outstanding
 Beneficial Owner              Shares             Shares
 ----------------              ------             ------
Philip C. Modder
3475 Sheridan Street
Hollywood, FL 33021          1,202,847 (2)          12.7%

James L. Wilson
3475 Sheridan Street
Hollywood, FL 33021          1,088,036 (3)          11.5%

(1)  Based on information supplied by the persons indicated.

(2) Includes options to purchase 489,957 shares that are exercisable within 60 days, and 67,511 shares owned by Mr. Modder's wife.

(3) Includes options to purchase 416,191 shares that are exercisable within 60 days, 40,844 shares owned by Mr. Wilson's wife, 13,334 shares owned by Mrs. Wilson as custodian for her children. Mr. Wilson has agreed as part of his Termination to sell his options to the Company (See EMPLOYMENT AGREEMENTS)

The following table sets forth information concerning the beneficial ownership of the Company's Common Stock beneficially owned by each director of the Company, by each executive officer of the Company named in the compensation table, and by all directors and executive officers of the Company as a group, as of March 24, 2000.

                               Shares of Class A   Percent (%) of
Name (1)                          Common Stock         Class
--------                          ------------        ------
Harold L. Connell                         0             0.0%
Philip C. Modder                  1,202,847 (2)        12.7%
James L. Wilson                   1,088,036 (2)        11.5%
Eugene J. Strasser                  383,060 (3)         4.0%
Harold C. Friend                    287,708 (6)         3.0%
Robert D. Butler, Jr.                41,891 (4)         0.4%
Timothy S. Butler                   449,675 (7)         4.7%
G. Carleton Marlowe                 355,598 (5)         3.8%
All directors & executive
officers as a group (8 persons)    3,808,815            40.2%

(1) The business address of each of the persons identified above is at Southern Security Bank Corporation, P.O. Box 6699, Hollywood, Florida 33081-6699.

(2)  See footnotes to preceding table.

(3) Includes 272,620 shares owned by Eugene Strasser's wife and options to purchase 100,841 shares that are exercisable within 60 days.

(4) Includes options to purchase 11,841 shares that are exercisable within 60 days.

(5   Includes 353,934 shares owned by The Marlow Family Ltd. Partnership

(6) Includes options to purchase 19,953 shares that are exercisable within 60 days, 40,998 shares owned by Mr. Friends' wife, and 94,258 shares owned by Mr. Friend as custodian for his children.

(7) Includes 83,334 shares owned by a trust to which Mr. Butler has sole voting and investment power and options to purchase 134,174 shares that are exercisable within 60 days.

             ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN TRANSACTIONS

The Company currently owes $100,000 to a trust affiliated with Jack E. Butler, who is the father of Timothy S. Butler and the uncle of Robert D. Butler, Jr. who are directors of the Company, pursuant to the terms of a note that bears interest at the rate of 8% per annum payable quarterly (the "Butler Note"). The Butler Note was issued on December 29, 1993 and matures every six months, when it is automatically renewed unless the trust notifies the Company of its intention to call the note 60 days prior to such maturity date. The next maturity date of the Butler Note is on June 30, 2000.

As of December 31, 1999, the Company owed $134,000 to Philip C. Modder and $139,000 to James L. Wilson for unpaid back wages and benefits.

                    ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

Exhibits.  The following exhibits are filed as part of this report.

2.1 Agreement and Plan of Merger by and between Southern Security Financial Corporation and Southern Security Bank Corporation, dated October 31, 1997 (1)

2.2 Certificate of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 10, 1997 (1)

2.3 Articles of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 12, 1997 (1)

3.(i) Articles of Incorporation

        (a) Certificate of Incorporation of Southern Security Bank Corporation, dated October 3, 1996 (2)

        (b) Certificate of Amendment of Certificate of Incorporation of Southern Security Bank Corporation, dated January 17, 1998 (2)

        (c) Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, dated November 12, 1997 (changing name to Southern Security Bank Corporation (1)

        (d) Certificate of Amendment of Incorporation of Southern Security Bank Corporation dated December 21, 1999 - filed herewith

        (ii) By-laws of the registrant (3)

4.1   Stock Certificate for Class A Common Stock (3)

9.0   Voting Trust Agreement - N/A

10.1 Executive Employment Agreement of Philip C. Modder, dated June 11, 1992, together with Amendment No.1thereto (3) *

10.2 Executive Employment Agreement of James L. Wilson, dated June 11, 1992, together with Amendment No. 1 thereto (3) *

10.3 Minutes of Meeting of June 6, 1997, of the Board of Directors of the registrant relating to modification of the compensation arrangements for Philip C. Modder and James L. Wilson (3) *

10.4 Agreements between Southern Security Bank Corporation and the Federal Reserve Bank of Atlanta, dated February 13, 1995 (4)

10.5 Agreements, dated June 30, 1999, between Philip C. Modder and Southern Security Bank Corporation, concerning compensation under his Employment Agreement (5)

10.7 Termination Agreement with James L. Wilson, dated February 11, 2000 - filed herewith.

10.6 Agreements, dated June 30, 1999, between James L. Wilson and Southern Security Bank Corporation, concerning compensation under his Employment Agreement (5)

11.0  Statement of Computation of Per Share Earnings - N/A

13.0  Annual Report to security holders for the last fiscal year - N/A

15.0  Letter on Unaudited Interim Financial Information - N/A

16.0  Letter re change of Certifying Accountant - N/A

17.0  Letter re change in accounting principles - N/A

18.0  Letter re change in accounting principles - N/A

19.0  Reports furnished to security holders - N/A

21.0  Subsidiaries of the Registrant - filed herewith (3)

22.0  Published report re matters submitted to vote - N/A

23.0  Consent of experts and counsel - N/A

24.0  Power of attorney - N/A

27.0  Financial Data Schedule - filed herewith.

99.0  Additional Exhibits - N/A

(1) Filed as an exhibit to Form 8-K of the registrant on November 25, 1997.

(2) Filed as an exhibit to Form 10-SB of the registrant filed on July 1997.

(3) Filed as an exhibit to Form 10-SB of the registrant filed on April 2, 1998.

(4) Filed as an exhibit to Form 10-SB/A of the registrant filed on June 10, 1998.

(5)  Filed as an  exhibit  to Form  10-QSB  of the  registrant  filed on  August
     16, 1999.

         *        Management compensation plan or arrangement.

(b) Reports on Form 8-K. The following reports on Form 8-K were filed during the period covered by this report:

         None

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       SOUTHERN SECURITY BANK CORPORATION

March 28, 2000                      By: s/ Harold L. Connell

      Name:  Harold L. Connell
      Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated;

Signature                               Title                      Date
---------                               -----                      ----
(i) Principal Executive Officer: Chief Executive Officer      March 28, 2000

s/ Harold L. Connell
---------------------
Harold L. Connell

(ii) Principal Accounting and    Vice President               March 28, 2000
     Financial Officer:          And Secretary
                                 (chief financial officer)
s/ Floyd D. Harper
---------------------
Floyd D. Harper

(iii) Directors:


s/Harold L. Connell               Chairman of the Board       March 28, 2000
---------------------
Harold L. Connell

s/Philip C. Modder                Director                    March 28, 2000
---------------------
Philip C. Modder

s/Timothy S. Butler               Director                    March 28, 2000
---------------------
Timothy S. Butler

s/Harold C. Friend                Director                    March 28, 2000
---------------------
Harold C. Friend

s/Robert D. Butler                Director                    March 28, 2000
---------------------
Robert D. Butler

s/Eugene J. Strasser              Director                    March 28, 2000
---------------------
Eugene J. Strasser

s/G. Carleton Marlowe             Director                    March 28, 2000
---------------------
G. Carleton Marlowe

                                  EXHIBIT INDEX

2.1 Agreement and Plan of Merger by and between Southern Security Financial Corporation and Southern Security Bank Corporation, dated October 31, 1997 (1)

2.2 Certificate of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 10, 1997 (1)

2.3 Articles of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 12, 1997 (1)

3.(i) Articles of Incorporation

     (a) Certificate of Incorporation of Southern Security Bank Corporation, dated October 3, 1996 (2)

     (b) Certificate of Amendment of Certificate of Incorporation of Southern Security Bank Corporation, dated January 17, 1998 (2)

     (c) Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, dated November 12, 1997 (changing name to Southern Security Bank Corporation (1)

     (d) Certificate of Amendment of Incorporation of Southern Security Bank Corporation dated December 21, 1999 - filed herewith

    (ii)  By-laws of the registrant (3)

4.1  Stock Certificate for Class A Common Stock (3)

9.0  Voting Trust Agreement - N/A

10.1 Executive Employment Agreement of Philip C. Modder, dated June 11, 1992, together with Amendment No.1 thereto (3) *

10.2 Executive Employment Agreement of James L. Wilson, dated June 11, 1992, together with Amendment No. 1 thereto (3) *

10.3 Minutes of Meeting of June 6, 1997, of the Board of Directors of the registrant relating to modification of the compensation arrangements for Philip C. Modder and James L. Wilson (3) *

10.4 Agreements between Southern Security Bank Corporation and the Federal Reserve Bank of Atlanta, dated February 13, 1995 (4)

10.5 Agreements, dated June 30, 1999, between Philip C. Modder and Southern Security Bank Corporation, concerning compensation under his Employment Agreement (5)

10.6 Agreements, dated June 30, 1999, between James L. Wilson and Southern Security Bank Corporation, concerning compensation under his Employment Agreement (5)

10.7 Termination Agreement with James L. Wilson, dated February 11, 2000 - filed herewith.

11.0 Statement of Computation of Per Share Earnings - N/A

13.0 Annual Report to security holders for the last fiscal year - N/A

15.0 Letter on Unaudited Interim Financial Information - N/A

16.0 Letter re change of Certifying Accountant - N/A

17.0 Letter re change in accounting principles - N/A

19.0 Reports furnished to security holders - N/A

21.0 Subsidiaries of the Registrant - filed herewith (3)

22.0 Published report re matters submitted to vote - N/A

23.0 Consent of experts and counsel - N/A

24.0 Power of attorney - N/A

27.0 Financial Data Schedule - filed herewith.

99.0 Additional Exhibits - N/A

(1) Filed as an exhibit to Form 8-K of the registrant on November 25, 1997.

(2) Filed as an exhibit to Form 10-SB of the registrant filed on July 1997.

(3) Filed as an exhibit to Form 10-SB of the registrant filed on April 2, 1998.

(4) Filed as an exhibit to Form 10-SB/A of the registrant filed on June 10, 1998.

(5) Filed as an exhibit to Form 10-QSB of the registrant filed on August 16, 1999.

* Management compensation plan or arrangement.